CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$10,000,000	$1,146.00

Pricing supplement no. 669 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-I dated November 14, 2011	Registration Statement No. 333-177923 Dated September 10, 2012; Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $10,000,000 Callable Fixed Rate Step-Up Notes due September 17, 2032

General

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing September 17, 2032, subject to postponement as described below.
•	The notes are designed for investors who seek monthly interest payments at a fixed rate that will increase over the term of the notes and return of their principal at maturity or upon early redemption at our option, as applicable. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes, which have a relatively long term, may be more risky than notes with a shorter term. See “Selected Risk Considerations” in this pricing supplement.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes priced on September 10, 2012 and are expected to settle on or about September 17, 2012.

Key Terms

Maturity Date:	September 17, 2032, or if such day is not a business day, the business day immediately following the Maturity Date.
Payment at Maturity:	If we have not elected to redeem the notes prior to maturity, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:	At our option, we may redeem the notes, in whole but not in part, on the 17th calendar day of March, June, September and December of each year (each such date, a “Redemption Date”), commencing September 17, 2013. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest. Such amounts will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the Redemption Date. We will provide notice of redemption at least 5 business days prior to the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the business day immediately following the Redemption Date. No additional interest will be paid with respect to a postponement of the Redemption Date.
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 × Interest Rate × (30 / 360)

Notwithstanding anything to the contrary in the product supplement, any accrued and unpaid interest will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Interest Payment Date.

Interest Rate:	From (and including)	To (but excluding)	Interest Rate
	September 17, 2012	September 17, 2022	3.00% per annum
	September 17, 2022	September 17, 2027	5.00% per annum
	September 17, 2027	September 17, 2032	7.60% per annum
The dates above refer to originally scheduled Interest Payment Dates and may be postponed as described below.
Interest Period:	The period beginning on and including the issue date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 17th calendar day of each month of each year (each such date, an “Interest Payment Date”), commencing October 17, 2012, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the business day immediately following the Interest Payment Date. No additional interest will be paid with respect to a postponement of the Interest Payment Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.
CUSIP:	48125VK33

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$ 37.75	$ 962.25
Total	At variable prices	$ 377,500	$ 9,622,500

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $37.75 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $22.50 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $22.50 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

(3) JPMS sold the notes in one or more negotiated transactions, at varying prices determined at the time of each sale, which were at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, provided that such prices were not less than $970.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 10, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 29, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.
•	MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments which will accrue at a rate equal to the applicable Interest Rate and will be payable monthly in arrears on the 17th calendar day of each month of each year, commencing October 17, 2012, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the business day immediately following such day. No additional interest will be paid with respect to a postponement of the Interest Payment Date.
•	POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the 17th calendar day of March, June, September and December of each year (each such date, a “Redemption Date”), commencing on September 17, 2013, for a cash payment equal to $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on notes. Such amount will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date. If a Redemption Date is not a business day, payment will be made on the business day immediately following such day. No additional interest will be paid with respect to a postponement of the Redemption Date.
•	TAX TREATMENT – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. Except to the extent of original issue discount, if any, during the term of the notes, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE SUBJECT TO Early redemption PRIOR TO MATURITY – The notes are subject to redemption at the sole discretion of the Issuer on the specified Redemption Dates indicated above. If the notes are redeemed prior to maturity, you will receive the principal amount of your notes plus accrued and unpaid interest to, but excluding the applicable Redemption Date. This amount will be less than you would have received had the notes not been called early and continued to pay interest over the full term of the notes. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. If we elect to redeem the notes early, your return may be less than the return you would have earned on your investment had the notes been held to maturity, and you may not be able to reinvest your funds at the same rate as the notes. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if the volatility of U.S. interest rates decreases significantly.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE Step-up feature presents different investment considerations thaN fixed rate NOTES —Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate described on the cover because the notes are likely to be redeemed on a Redemption Date if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the Callable Fixed Rate Step-Up Notes, you should not focus on the highest stated Interest Rate. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.
JPMorgan Structured Investments —	PS-1
Callable Fixed Rate Step-Up Notes

•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment. Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the likelihood of us calling your notes will decline and the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.00% per annum, but a debt security issued in the then current market could yield an interest rate of 7.60% per annum, your note would be less valuable if you tried to sell it in the secondary market.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity or upon early redemption, as applicable, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	VARIABLE PRICE REOFFERING RISKS — JPMS sold the notes at market prices prevailing, at prices related to then-prevailing prices or at negotiated prices, provided that such prices were not less than $970.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

JPMorgan Structured Investments —	PS-2
Callable Fixed Rate Step-Up Notes